Exhibit 99.1

Innoviz Reports Third Quarter 2025 Results

•
Year-to-date revenues of $42.4 million are ~2.3x the levels achieved in the same period of 2024; LiDAR unit shipments in Q3 were significantly higher than in Q2, consistent with our plans to ship an order of magnitude more units in the quarter

•	Selected by major commercial vehicle OEM for future series production of L4 Class 8 autonomous trucks; began shipping units to the OEM for data collection fleet

•	Seeing ongoing traction with InnovizSmart in non-automotive applications; L3 and L4 automotive programs advancing

TEL AVIV, Israel, Nov. 12, 2025 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR sensor platforms and complementary software stack, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended September 30, 2025 and reiterated its full year commercial and financial targets.

“The third quarter continued to build on the first half’s momentum from a financial and a business perspective. We were selected for series production of L4 class 8 autonomous trucks by a major commercial vehicle OEM, and expect to be able to share the name of the OEM in the coming weeks. This trucking collaboration, as well as our progress in L3 and L4 automotive programs and the traction we’re seeing in the non-automotive space, demonstrate the breadth of our capabilities and our expanding reach across multiple LiDAR end-markets,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “Revenue in 2025 is continuing to broadly outpace 2024, while cash burn declines; our financial performance and strong trajectory of customer engagements show that we are well on our way to meeting our long-term commitments. Just months after introducing the InnovizSMART, we’ve been able to demonstrate that Innoviz-powered perimeter security systems outperform systems based on other technologies. As the InnovizTwo continues to be one of the leading solutions in the industry, we are unveiling the InnovizThree, which will feature a smaller form factor and improvements in power consumption and performance. With our growing customer engagements and expanding production capacity, we believe we are well-positioned to achieve our goal of becoming the world’s premier large-scale supplier of best-in-class LiDAR solutions for autonomous driving and beyond.”

Commercial and Strategic Updates

•
Selected for future series production of L4 autonomous trucks – Innoviz will supply LiDARs to support a major commercial vehicle OEM’s L4 class 8 autonomous semi trucks. Innoviz has already begun shipping units of its InnovizTwo sensors for the OEM’s data collection trucking fleet. The OEM’s L4 trucks are expected to be deployed across a broad range of highway and regional routes in North America.

•
Ongoing progress with L3 and L4 automotive programs – Innoviz is seeing advancements in L3 and L4 applications, with acceleration in plans to launch L4 commercial vehicles such as robotaxis around the world. In support of customer programs, Innoviz is gearing up for its fourth round of winter testing in Northern Europe.

•
InnovizSMART installed in perimeter security applications – InnovizSMART is gaining traction in a variety of non-automotive and industrial applications. Testing of InnovizSMART-based solutions for perimeter security indicates significant performance advantages vs. best-in-class existing systems.

•
Innoviz labs achieved key automotive certification – Innoviz’s in-house labs meet the highest international requirements, offering substantial value to partners by eliminating the need to outsource time-intensive testing protocols.

•	Unveiling the InnovizThree – the InnovizThree is designed for behind-the-windshield integration and features a 60% reduction in size, better performance and lower power consumption vs. the InnovizTwo.

Third Quarter 2025 Financial Results

Revenues in Q3 2025 were $15.3 million compared to revenues of $4.5 million in Q3 2024. The revenues resulted from a combination of NRE services and sales of LiDAR units.

Operating expenses in Q3 2025 were $18.1 million, a decrease of 30% compared to operating expenses of $26.0 million in Q3 2024. Operating expenses for Q3 2025 included $2.4 million of share-based compensation compared to $4.2 million of share-based compensation in Q3 2024.

Liquidity as of September 30, 2025 was approximately $74.4 million, consisting of cash and cash equivalents, short term deposits, marketable securities and short-term restricted cash.

Updated FY 2025 Financial and Operational Targets

The company is reiterating its FY 2025 targets of:

•	Revenues of $50-$60 million, more than 2x 2024 levels;

•	1-3 new program wins;

•	NRE bookings target of $30-$60 million

Conference Call

Innoviz management will hold a web conference today, November 12, 2025, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for the second quarter 2025, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the US, Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

Join the discussion: Facebook, LinkedIn, YouTube, Twitter

Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, expected NRE payments, the anticipated scaling of production, and Innoviz’s projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-Recurring Engineering)” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2025, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the  series production selection referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2025	2024	2025	2024

Revenues	$42,415	$18,241	$15,278	$4,520
Cost of revenues	(31,575)	(19,941)	(12,980)	(4,686)

Gross profit (loss)	10,840	(1,700)	2,298	(166)

Operating expenses:
Research and development	40,354	60,328	12,372	19,722
Sales and marketing	4,183	5,752	1,292	1,636
General and administrative	13,109	14,889	4,433	4,656

Total operating expenses	57,646	80,969	18,097	26,014

Operating loss	(46,806)	(82,669)	(15,799)	(26,180)

Financial income, net	385	6,637	414	1,376

Loss before taxes on income	(46,421)	(76,032)	(15,385)	(24,804)
Taxes on income	(119)	(129)	(34)	(52)

Net loss	$(46,540)	$(76,161)	$(15,419)	$(24,856)

Basic and diluted net loss per ordinary share	$(0.24)	$(0.46)	$(0.08)	$(0.15)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	196,237,671	166,657,624	203,428,415	167,782,476

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (Unaudited)

	September 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,886	$25,365
Short-term restricted cash	16	16
Bank deposits	57,120	30,628
Marketable securities	9,372	11,955
Trade receivables, net	19,811	6,043
Inventory	2,968	1,905
Prepaid expenses and other current assets	5,018	6,707
Total current assets	102,191	82,619

LONG-TERM ASSETS:
Restricted deposits	3,106	2,725
Property and equipment, net	19,892	23,432
Operating lease right-of-use assets, net	25,785	23,194
Other long-term assets	89	79
Total long-term assets	48,872	49,430
Total assets	$151,063	$132,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$9,232	$8,813
Deferred revenues	2,136	274
Employees and payroll accruals	9,661	8,722
Accrued expenses and other current liabilities	5,326	5,631
Operating lease liabilities	5,745	4,330
Total current liabilities	32,100	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	29,253	25,264
Warrants liability	43	86
Total long-term liabilities	29,296	25,350

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	866,252	808,974
Accumulated deficit	(776,585)	(730,045)
Total shareholders’ equity	89,667	78,929
Total liabilities and shareholders’ equity	$151,063	$132,049

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net loss	$(46,540)	$(76,161)	$(15,419)	$(24,856)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,076	6,194	1,361	2,158
Remeasurement of warrants liability	(43)	(176)	(13)	(27)
Change in accrued interest on bank deposits	(931)	891	(277)	1,356
Change in marketable securities	(130)	(450)	(39)	(191)
Share-based compensation	11,850	15,866	3,943	4,721
Foreign exchange gain, net	(1,326)	(134)	(43)	(258)
Change in prepaid expenses and other assets	1,181	2,914	1,312	(239)
Change in trade receivables, net	(13,768)	3,856	(8,188)	1,879
Change in inventory	616	641	233	526
Change in operating lease assets and liabilities, net	2,813	(992)	422	335
Change in trade payables	858	(1,703)	5,422	544
Change in accrued expenses and other liabilities	(244)	(3,428)	(1,293)	(2,241)
Change in employees and payroll accruals	939	241	163	(7)
Change in deferred revenues	1,862	(6,671)	(1,313)	(184)
Net cash used in operating activities	(38,787)	(59,112)	(13,729)	(16,484)
Cash flows from investing activities:
Purchase of property and equipment	(3,210)	(3,221)	(286)	(1,192)
Proceeds from sales of property and equipment	3	-	-	-
Investment in bank deposits	(77,900)	(26,700)	(19,200)	(11,200)
Withdrawal of bank deposits	52,350	88,600	18,900	32,600
Investment in restricted deposits	(120)	(122)	(120)	(55)
Investment in marketable securities	(29,898)	(33,457)	(6,967)	(18,662)
Proceeds from sales and maturities of marketable securities	32,611	35,290	6,904	18,596
Net cash provided by (used in) investing activities	(26,164)	60,390	(769)	20,087
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance costs	37,289	-	-	-
Issuance of ordinary shares, net of paid issuance costs	8,419	-	8,419	-
Proceeds from exercise of options	710	169	445	58
Net cash provided by financing activities	46,418	169	8,864	58
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,054	182	(15)	225
Increase (decrease) in cash, cash equivalents and restricted cash	(17,479)	1,629	(5,649)	3,886
Cash, cash equivalents and restricted cash at the beginning of the period	25,381	26,336	13,551	24,079
Cash, cash equivalents and restricted cash at the end of the period	$7,902	$27,965	$7,902	$27,965